SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    Form 11-K





(Mark One)

( x )             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the fiscal year ended DECEMBER 31, 1996


                                       OR


(  )              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

                  For the transition period from ____________ to __________

                  Commission file number ____________________



A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           WHEELING-PITTSBURGH STEEL CORPORATION
                             401(K) RETIREMENT SAVINGS PLAN
                           1134 MARKET STREET
                           WHEELING, WV  26003


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                           WHX CORPORATION
                           110 EAST 59TH ST.
                           NEW YORK, NY  10022

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND
ADDITIONAL INFORMATION
DECEMBER 31, 1996 AND 1995

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION
DECEMBER 31, 1996 AND 1995
INDEX
--------------------------------------------------------------------------------



                                                                            PAGE

Report of Independent Accountants                                            1


Financial Statements:

    Statements of Net Assets Available for Plan Benefits
      With Fund Information - December 31, 1996                              2

    Statements of Net Assets Available for Plan Benefits
      With Fund Information - December 31, 1995                              3

    Statement of Changes in Net Assets Available for Plan Benefits
      With Fund Information - Year Ended December 31, 1996                   4

    Statement of Changes in Net Assets Available for Plan Benefits
      With Fund Information - Year Ended December 31, 1995                   5

    Notes to Financial Statements                                            6


Additional Information:

    Schedule of Assets Held for Investment Purposes                 Schedule I

    Schedule of Reportable Transactions                             Schedule II

                        REPORT OF INDEPENDENT ACCOUNTANTS



June 11, 1997


To the Participants and Plan Administrator of the Wheeling-Pittsburgh Steel Corporation
401(k) Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan (the
Plan) as of December 31, 1996 and December 31, 1995, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                             PRICE WATERHOUSE LLP

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                             PARTICIPANT DIRECTED
                          --------------------------------------------------------------------------------------------------------



                                                               MUTUAL FUNDS
                          --------------------------------------------------------------------------------------------------------


                          COLLECTIVE      IDS SELECTIVE   IDS MUTUAL   IDS NEW          IDS STOCK       AIM          TEMPLETON
                          INCOME FUND II     FUND            FUND      DIMENSION FUND     FUND    CONSTELLATION FUND  FOREIGN FUND



      ASSETS

Investments, at fair
 value (Note 4)           $  1,935,420   $  1,335,514   $  2,934,976   $  7,555,883   $  2,884,442   $    225,748   $    163,006

Interest and dividend
 income receivable                --             --             --             --             --             --             --

Cash and cash
 equivalents                    19,911         14,761         31,649         79,667         32,481          5,585          3,272

Interfund(payable)/
 receivable                    (21,814)         1,052          1,883          4,083          9,241          7,127          7,115
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------

            Total assets     1,933,517      1,351,327      2,968,508      7,639,633      2,926,164        238,460        173,393
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------

            LIABILITIES

Contribution refunds
 payable (Note 2)              (12,585)        (8,793)       (19,321)       (49,725)       (19,046)        (1,552)        (1,129)
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------

      Total liabilities        (12,585)        (8,793)       (19,321)       (49,725)       (19,046)        (1,552)        (1,129)
                          ------------   ------------   ------------   ------------   ------------   ------------   ------------



Net assets available
 for plan benefits        $  1,920,932   $  1,342,534   $  2,949,187   $  7,589,908   $  2,907,118   $    236,908   $    172,264
                          ============   ============   ============   ============   ============   ============   ============



                                          NON-PARTICIPANT
                                          DIRECTED


                           PARTICIPANT    WPC COMMON
                              LOANS       STOCK FUND       TOTAL



      ASSETS

Investments, at fair
 value (Note 4)           $    255,558   $  1,761,068   $ 19,051,615

Interest and dividend
 income receivable                --              518            518

Cash and cash
 equivalents                      --          108,627        295,953

Interfund(payable)/
 receivable                     (7,836)          (851)          --
                          ------------   ------------   ------------

            Total assets       247,722      1,869,362     19,348,086
                          ------------   ------------   ------------



            LIABILITIES

Contribution refunds
 payable (Note 2)                 --             --         (112,151)
                          ------------   ------------   ------------

      Total liabilities           --             --         (112,151)
                          ------------   ------------   ------------



Net assets available
 for plan benefits        $    247,722   $  1,869,362   $ 19,235,935
                          ============   ============   ============

   The accompanying notes are an integral part of these financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND INFORMATION DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                                            PARTICIPANT DIRECTED
                                           ----------------------------------------------------------------------------------------


                                                                                MUTUAL FUNDS
                                           ----------------------------------------------------------------------------------------


                                           Collective      IDS Selective    IDS Mutual     IDS New       IDS Stock
                                           Income Fund II     Fund            Fund      Dimension Fund     Fund
                      ASSETS

Investments at fair value (Note 4)         $  1,612,548   $  1,291,353   $  2,368,322   $  5,048,861   $  2,117,081

Interest and dividend income receivable            --             --             --          224,727           --

Employer contribution receivable (Note 2)          --             --             --             --             --

Cash and cash equivalents                        21,291         17,109         32,791         70,575         31,229

Interfund(payable)/receivable                     1,325            692          1,422          2,780            918
                                           ------------   ------------   ------------   ------------   ------------

                   Total assets               1,635,164      1,309,154      2,402,535      5,346,943      2,149,228
                                           ------------   ------------   ------------   ------------   ------------

                    LIABILITIES



Contribution refunds payable (Note 2)           (10,791)       (14,348)       (23,007)       (49,649)       (32,999)
                                           ------------   ------------   ------------   ------------   ------------

                 Total liabilities              (10,791)       (14,348)       (23,007)       (49,649)       (32,999)
                                           ------------   ------------   ------------   ------------   ------------

Net assets available for plan benefits     $  1,624,373   $  1,294,806   $  2,379,528   $  5,297,294   $  2,116,229
                                           ============   ============   ============   ============   ============

                                                    NON-PARTICIPANT
                                                       DIRECTED

                                                      Participant          WPC Common
                                                         Loans             Stock Fund          Total
                      ASSETS

Investments at fair value (Note 4)              $   254,982             $  1,252,267       $ 13,945,414

Interest and dividend income receivable                 --                        58            224,785

Employer contribution receivable (Note 2)               --                    68,402             68,402

Cash and cash equivalents                               --                     9,634            182,629

Interfund(payable)/receivable                        (7,137)                     --                 --
                                                -----------             ------------       ------------

                   Total assets                     247,845                1,330,361         14,421,230
                                                -----------             ------------       ------------

                    LIABILITIES



Contribution refunds payable (Note 2)                   --                       --           (130,794))
                                                -----------             ------------       ------------

                 Total liabilities                      --                       --           (130,794))
                                                -----------             ------------       ------------

Net assets available for plan benefits          $   247,845             $  1,330,361      $ 14,290,436
                                                ===========             ============       ============

   The accompanying notes are an integral part of these financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH
  FUND INFORMATION
YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                            PARTICIPANT DIRECTED
                           ---------------------------------------------------------------------------------------------------


                                                                                MUTUAL FUNDS
                           ---------------------------------------------------------------------------------------------------

                                                                                                        AIM
                            COLLECTIVE     IDS SELECTIVE  IDS MUTUAL    IDS NEW        IDS STOCK    CONSTELLATION  TEMPLETON
                           INCOME FUND II      FUND         FUND      DIMENSION FUND     FUND           FUND      FOREIGN FUND

           ADDITIONS:

  Investment income:

Net appreciation/
 (depreciation) in fair
 value of investments        $   104,413   ($   70,868)  $    74,956   $ 1,110,666   $   263,276   $     5,421   $     5,691

Interest and dividends              --         106,741       275,765       289,750       188,418         6,721         5,071
                             -----------   -----------   -----------   -----------   -----------   -----------   -----------

                                 104,413        35,873       350,721     1,400,416       451,694        12,142        10,762
                             -----------   -----------   -----------   -----------   -----------   -----------   -----------

  Contributions:

Participant contributions        317,756       246,464       486,124     1,078,343       473,385        25,560        13,899

Employer contributions              --            --            --            --            --            --            --

Participant rollovers               --           8,606        36,097         1,682          --            --            --
                             -----------   -----------   -----------   -----------   -----------   -----------   -----------

                                 317,756       246,464       494,730     1,114,440       475,067        25,560        13,899

Interfund transfers              (13,933)     (122,388)     (164,211)        4,295       (25,253)      201,222       149,028
                             -----------   -----------   -----------   -----------   -----------   -----------   -----------

  Total additions                408,236       159,949       681,240     2,519,151       901,508       238,924       173,689
                             -----------   -----------   -----------   -----------   -----------   -----------   -----------

              DEDUCTIONS:

Participant benefits paid        113,322       105,893        93,852       177,409        91,092          --            --

Participant contribution
 refunds                          12,585         8,793        19,321        49,725        19,046         1,552         1,129
                             -----------   -----------   -----------   -----------   -----------   -----------   -----------

  Total deductions               125,907       114,686       113,173       227,134       110,138         1,552         1,129
                             -----------   -----------   -----------   -----------   -----------   -----------   -----------

            LOAN ACTIVITY:

Loans to participants            (18,305)      (10,692)      (24,396)      (78,178)      (21,390)         (575)         (364)

Repayments on loans               32,535        13,157        25,988        78,775        20,909           111            68
                             -----------   -----------   -----------   -----------   -----------   -----------   -----------

  Net loan activity               14,230         2,465         1,592           597          (481)         (464)         (296)
                             -----------   -----------   -----------   -----------   -----------   -----------   -----------

     Net increase(decrease)      296,559        47,728       569,659     2,292,614       790,889       236,908       172,264

Net assets at beginning
 of year                       1,624,373     1,294,806     2,379,528     5,297,294     2,116,229          --            --
                             -----------   -----------   -----------   -----------   -----------   -----------   -----------

Net assets at end of year    $ 1,920,932   $ 1,342,534   $ 2,949,187   $ 7,589,908   $ 2,907,118   $   236,908   $   172,264
                             ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                NON-PARTICIPANT
                                                DIRECTED

                              PARTICIPANT  WPC COMMON
                              LOANS        STOCK FUND       TOTAL

           ADDITIONS:

  Investment income:

Net appreciation/
 (depreciation) in fair
 value of investments              --     ($  358,235)  $ 1,135,320

Interest and dividends           21,127           518       894,111
                            -----------   -----------   -----------

                                 21,127      (357,717)    2,029,431
                            -----------   -----------   -----------

  Contributions:

Participant contributions          --            --       2,641,531

Employer contributions             --         977,730       977,730

Participant rollovers              --          46,385
                            -----------   -----------   -----------

                                   --         977,730     3,665,646

Interfund transfers                --         (28,760)         --
                            -----------   -----------   -----------

  Total additions                21,127       591,253     5,695,077
                            -----------   -----------   -----------

              DEDUCTIONS:

Participant benefits paid         3,607        52,252       637,427

Participant contribution
 refunds                           --            --         112,151
                            -----------   -----------   -----------

  Total deductions                3,607        52,252       749,578
                            -----------   -----------   -----------

            LOAN ACTIVITY:

Loans to participants           153,900          --            --

Repayments on loans            (171,543)         --            --
                            -----------   -----------   -----------

  Net loan activity             (17,643)         --            --
                            -----------   -----------   -----------

     Net increase(decrease)        (123)      539,001     4,945,499

Net assets at beginning
 of year                        247,845     1,330,361    14,290,436
                            -----------   -----------   -----------

Net assets at end of year   $   247,722   $ 1,869,362   $19,235,935
                            ===========   ===========   ===========


   The accompanying notes are an integral part of these financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
  WITH FUND INFORMATION
YEAR ENDED DECEMBER 31, 1995
--------------------------------------------------------------------------------

                                                    PARTICIPANT DIRECTED
                            ----------------------------------------------------------------------


                                                       MUTUAL FUNDS
                            ----------------------------------------------------------------------


                            COLLECTIVE      IDS SELECTIVE  IDS MUTUAL    IDS NEW       IDS STOCK
                            INCOME FUND II     FUND          FUND     DIMENSION FUND     FUND
    ADDITIONS:

  Investment income:

Net appreciation/
 (depreciation) in
 fair value of investments   $    92,083   $   135,210   $   322,938   $ 1,033,683   $   279,326

Interest and dividends              --          78,004       111,480       224,727       110,859
                             -----------   -----------   -----------   -----------   -----------

                                  92,083       213,214       434,418     1,258,410       390,185
                             -----------   -----------   -----------   -----------   -----------

  Contributions:

Participant contributions        400,316       273,445       532,861     1,022,739       500,158

Employer contributions              --            --            --            --            --

Participant rollovers              6,659        13,902        23,616        29,618        23,490
                             -----------   -----------   -----------   -----------   -----------

                                 406,975       287,347       556,477     1,052,357       523,648

Interfund transfers             (125,571)      (24,507)      (30,048)      124,510        55,616
                             -----------   -----------   -----------   -----------   -----------

    Total additions              373,487       476,054       960,847     2,435,277       969,449

             DEDUCTIONS:

Participant benefits paid         93,404        46,744        25,844        47,643        44,470

Participant contribution
 refunds                          10,791        14,348        23,007        49,649        32,999
                             -----------   -----------   -----------   -----------   -----------

           Total deductions      104,195        61,092        48,851        97,292        77,469
                             -----------   -----------   -----------   -----------   -----------

            LOAN ACTIVITY

Loans to participants            (34,187)      (23,275)      (24,174)      (70,318)      (29,246)

Repayments on loans               16,517         8,627        18,210        43,554        12,101
                             -----------   -----------   -----------   -----------   -----------

  Net loan activity              (17,670)      (14,648)       (5,964)      (26,764)      (17,145)
                             -----------   -----------   -----------   -----------   -----------

            Net increase:        251,622       400,314       906,032     2,311,221       874,835

Net assets at beginning
  of year                      1,372,751       894,492     1,473,496     2,986,073     1,241,394

Net assets at end of year    $ 1,624,373   $ 1,294,806   $ 2,379,528   $ 5,297,294   $ 2,116,229
                             ===========   ===========   ===========   ===========   ===========

                                              NON-PARTICIPANT
                                              DIRECTED


                              PARTICIPANT   WPC COMMON
                                 LOANS      STOCK FUND      TOTAL
    ADDITIONS:

  Investment income:

Net appreciation/
 (depreciation) in
 fair value of investments          --     ($  129,844)  $ 1,733,396

Interest and dividends            16,813            58       541,941
                             -----------   -----------   -----------

                                  16,813      (129,786)    2,275,337
                             -----------   -----------   -----------

  Contributions:

Participant contributions           --            --       2,729,519

Employer contributions              --         968,448       968,448

Participant rollovers               --            --          97,285
                             -----------   -----------   -----------

                                    --         968,448     3,795,252

Interfund transfers                 --            --            --
                             -----------   -----------   -----------

    Total additions               16,813       838,662     6,070,589

             DEDUCTIONS:

Participant benefits paid          2,018        10,977       271,100

Participant contribution
 refunds                            --            --         130,794
                             -----------   -----------   -----------

           Total deductions        2,018        10,977       401,894
                             -----------   -----------   -----------

            LOAN ACTIVITY

Loans to participants            181,200          --            --

Repayments on loans              (99,009)         --            --
                             -----------   -----------   -----------

  Net loan activity               82,191          --            --
                             -----------   -----------   -----------

            Net increase:         96,986       827,685     5,668,695

Net assets at beginning
  of year                        150,859       502,676     8,621,741

Net assets at end of year    $   247,845   $ 1,330,361   $14,290,436
                             ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1996 AND 1995
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. PLAN FORMATION
      The Wheeling-Pittsburgh Steel Corporation 401(k) Retirement Savings Plan (the Plan) became effective July 1, 1990, and is intended to provide the opportunity for retirement savings for employees of the Wheeling-Pittsburgh Steel Corporation (the Corporation) not covered by a Bargaining Agreement.

2. DESCRIPTION OF THE PLAN
      The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more comprehensive description of the Plan's provisions.

      GENERAL
      The Plan is a defined contribution plan qualified under Section 401(a) of the Internal Revenue Code (IRC). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      PARTICIPANT CONTRIBUTIONS
      The Corporation deposits cash to the Plan based on deductions from the employees' monthly pretax-base pay and any periodic bonuses. Plan participants may elect to contribute 1 percent to 15 percent of their base earnings and periodic bonuses to the Plan. The sum of employer and employee contributions plus total contributions to the Salaried Pension Plan may not exceed 25% of a Participant's annual salary. Contributions vary according to the Participant's election and may be changed at the discretion of the employee. This Plan is voluntary, and all contributions to the Plan are made by the employee on a pretax basis.

      PARTICIPANT ROLLOVERS
      Participant rollovers represent transfers of cash or other property from other qualified plans.

      EMPLOYER CONTRIBUTIONS
      The Corporation provides a matching contribution in the amount of 50 percent of the first 6 percent of employee pretax contributions in the form of WHX common stock to the WPC Common Stock Fund. WHX is the parent of the Corporation. WHX common stock trades actively on a regulated exchange. Participant accounts are comprised of units of participation. Each unit of participation constitutes an undivided, pro-rata interest in all of the assets of the fund. A unit value is defined as the market value of all shares of Company stock held in the fund, the value of all units of cash fund held in the fund plus income accruals divided by the outstanding units of the fund. The number of units constituting the fund will vary as amounts are invested in or withdrawn from the fund.

      At December 31, 1996, the Plan held 398,585 units of participation in the WPC Common Stock Fund with a fair value of $4.69 per unit. At December 31, 1995, the Plan held 219,652 units of participation in the WPC Common Stock Fund with a fair value of $5.75 per unit.

      CONTRIBUTIONS - REFUNDS
      At the end of each year, the Plan must meet a special annual IRC nondiscrimination test, in addition to the 25% limit as discussed in "Participant Contributions" above. To the extent that in applying this test, certain employee's contributions are higher than the percentage allowed, these

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1996 AND 1995
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

      employees are refunded that portion of their yearly contribution. These refunds amounted to $112,151 for 1996 and $130,794 for 1995.

      PARTICIPANT ACCOUNTS
      Each participant's account is credited with the employee and applicable employer contributions and an allocation of the Plan earnings. Allocations of Plan earnings are based on participant's account balance as a percentage of the total account balance.

      VESTING
      All contributions plus actual earnings thereon are immediately vested.

      INVESTMENT OPTIONS
      Upon   enrollment  in  the  Plan,  a  participant   may  direct   employee
      contributions in 5 percent increments in any of the following investment options:

      REGISTERED INVESTMENT COMPANIES
      Funds are invested in shares of registered investment companies, including the IDS Selective Fund, IDS Mutual Fund, IDS New Dimensions Fund, IDS Stock Fund, AIM Constellation Fund and the Templeton Foreign Fund.

      COMPANY STOCK FUND
      Funds are invested in the common stock of WHX Corporation and in highly liquid money market funds. The money market funds are maintained for the purchase of mutual funds upon participant request of transfer from the Company Stock fund.

      COMMON/COLLECTIVE TRUSTS
      Funds are invested in the American  Express Trust  Collective  Income Fund
      II.  The  Trust  primarily   invests  in  insurance  and  bank  investment
      contracts.

      PLAN AMENDMENT
      In July of 1996, the Plan was amended to include two additional investment options: the AIM Constellation Fund and the Templeton Foreign Fund.

      TRANSFER RESTRICTION
      Participants may elect to transfer employer contributions out of the WPC Common Stock Fund to other investment funds under the Plan after 2 years have passed since the employer contribution was deposited into the Fund. Participants are prohibited from requesting a transfer to the WPC Common Stock Fund from other investments under the Plan.

      DISTRIBUTIONS TO PARTICIPANTS
      The Plan is designed to be a savings plan for retirement. As a result, participant access to funds is limited and is regulated by the federal government. There were no distributions to participants payable at December 31, 1996 and 1995.

      PARTICIPANT LOANS
      Participants may borrow from their fund accounts a minimum of $1,000 and a maximum equal

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1996 AND 1995
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


      to the lesser of 50 percent of the participant's account balance or $50,000. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans. The loans are secured by the balance in the participant's accounts and bear interest at a rate of prime plus 1 percent. Interest rates range from 8.25% to 10.00%. Participant repayment is usually within 5 years. Principal and interest is paid through monthly payroll deductions.

3. SUMMARY OF ACCOUNTING POLICIES

      BASIS OF ACCOUNTING
      The Plan's financial statements are prepared on the accrual basis of accounting.

      INVESTMENT VALUATION
      Plan investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices. The WPC common stock fund is valued at fair value which represents the net asset value of shares held by the Plan at year-end, and represents the quoted market price of the underlying WHX Common Stock and money market funds. Participant loans are valued at cost, representing the amount loaned.

      MEASUREMENT DATE
      Purchases and sales of securities are recognized on the trade date.

      DIVIDENDS
      Dividends on mutual fund shares and on the Corporation's common stock are credited to each Participant's account, as appropriate, for shares or units held at the date of record.

      CONTRIBUTIONS
      All contributions are recorded in the period during which the Corporation makes payroll deductions from the Plan participant's earnings.

      PAYMENT OF BENEFITS
      Benefits are recorded when paid.

      USE OF ESTIMATES
      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets at the date of the financial statements. Actual amounts could differ from these estimates.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1996 AND 1995
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

4. INVESTMENTS
      The Plan's investments are held in trust by the American Express Trust Company. The following table presents the Plan's investments.

                                                                                      DECEMBER 31,
                                                                               1996                  1995
   INVESTMENTS AT FAIR VALUE AS DETERMINED BY
     QUOTED MARKET PRICE:
      Mutual Funds:
           IDS Selective Fund, 146,695 and
             134,446 shares, respectively                             $        1,335,514   $       1,291,353

           IDS Mutual Fund, 217,760 and
             181,106 shares, respectively                                      2,934,976           2,368,322

           IDS New Dimensions Fund, 364,878 and
             292,332 shares, respectively                                      7,555,883           5,048,861

           IDS Stock Fund, 127,405 and 104,470 shares,
             respectively                                                      2,884,442           2,117,081

           AIM Constellation Fund, 8,937 and 0 shares,
             respectively                                                        225,748                   -

           Templeton Foreign Fund, 15,734 and 0 shares,
             respectively                                                        163,006                   -

      Collective Trust Funds:
           American Express Trust Collective Income
             Fund II, 117,992 and 104,257 shares,
             respectively                                                      1,935,420           1,612,548
                                                                               ---------           ---------

   Total investments at fair value as determined
    by quoted market price                                                    17,034,989          12,438,165
                                                                              ----------          ----------

   INVESTMENTS AT FAIR VALUE:
           WPC Common Stock Fund, 398,585
             and 219,652 shares, respectively                                  1,869,695           1,252,267
                                                                               ---------           ---------

               Total investments                                      $       18,904,684   $      13,690,432
                                                                              ==========          ==========

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
DECEMBER 31, 1996 AND 1995
NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


5.    RELATED PARTY TRANSACTIONS
      Certain Plan investments are shares of mutual funds managed by American Express Trust Company. American Express Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. The Plan does not pay fees for the investment management services provided by the trustee.

6.    PLAN TERMINATION
      Although it has not expressed any intent to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants shall remain 100 percent vested in their accounts.

7.    TAX STATUS
      The Internal Revenue Service has determined and informed the Corporation by letter dated January 9, 1995, that the Plan and related trust are designed in accordance with the applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable provisions of the IRC.

8.    RISKS AND UNCERTAINTIES
      The Corporation's labor agreement with the United Steelworkers of American
      (USWA) expired on September 30, 1996. To date, the Corporation and USWA have been unable to agree upon terms of a new labor agreement, covering employees at eight plants located in Ohio, Pennsylvania and West Virginia. No steel products are being produced at or shipped from these facilities. A prolonged work stoppage will have a material adverse effect on the financial condition and results of operations of the Corporation, and likewise, may negatively affect the value of the WHX common stock and the WPC Common Stock Fund.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
ADDITIONAL INFORMATION
SCHEDULE I - ASSETS HELD FOR INVESTMENT PURPOSES - ITEM 27(A)
DECEMBER 31, 1996
--------------------------------------------------------------------------------

        IDENTITY OF                     Description of investment
      ISSUER,BORROWER,               including maturity date, rate of
     LESSOR OR SIMILAR                 interest, collateral, par or                                       Current
           PARTY                              maturity value                        Cost                   value
-------------------------------------------------------------------------------------------------------------------------
American Express                American Express Trust                                $1,780,044             $1,935,420
  Trust Co.*                      Collective Income Fund II,
                                  117,992 shares

American Express                IDS Selective Fund,                                   $1,337,295             $1,335,514
  Trust Co.*                     146,695 Class Y shares

American Express                IDS Mutual Fund,                                      $2,710,151             $2,934,976
  Trust Co.*                     217,760 Class Y shares

American Express                IDS New Dimensions Fund,                              $5,613,511             $7,555,883
  Trust Co.*                    364,878 Class Y shares

American Express                IDS Stock Fund,                                       $2,530,663             $2,884,442
  Trust Co.*                      127,405 Class Y shares

AIM Management                  AIM Constellation Fund                                  $221,342               $225,748
Group                           8,937 shares

Franklin Templeton              Templeton Foreign Fund                                  $157,318               $163,006
Group                           15,734 shares

WHX Corp.*                      WPC Common Stock Fund,                                $2,474,232             $1,869,695
                                 398,585 shares

N/A                             Participant Loans, interest rates                       $255,558               $255,558
                                from 8.25% to 10.00%

-------------------------------------------------------------------------------------------------------------------------

* Indicates party-in-interest.

WHEELING-PITTSBURGH STEEL CORPORATION
401(K) RETIREMENT SAVINGS PLAN
ADDITIONAL INFORMATION
SCHEDULE II - TRANSACTIONS OR SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE CURRENT VALUE OF PLAN ASSETS - ITEM 27(D)

                                                                                                         CURRENT
                                                                                                         VALUE OF
                                                NUMBER                                                   ASSET ON         NET
                         DESCRIPTION              OF          PURCHASE         SELLING      COST OF     TRANSACTION     GAIN OR
  PARTY INVOLVED          OF ASSETS          TRANSACTIONS       PRICE           PRICE        ASSET         DATE         (LOSS)
American Express      IDS New Dimensions
  Trust Co.            Fund                       94           $2,144,473           -              -     $2,144,473            -

American Express      IDS New Dimensions
  Trust Co.            Fund                       67                   -      $748,121      $570,175       $748,121      $177,946

American Express      IDS Mutual Fund
  Trust Co.                                       54             $807,464           -              -       $807,464            -

American Express      IDS Mutual Fund
  Trust Co.                                       57                   -      $315,766      $286,355       $315,766       $29,411

American Express      AETC Collective
  Trust Co.            Income Fund II             59             $677,654           -              -       $677,654            -

American Express      AETC Collective
  Trust Co.            Income Fund II             62                   -      $459,175      $429,323       $459,175       $29,852

American Express      IDS Stock Fund
  Trust Co.                                       60           $3,153,957           -              -     $3,153,957            -

American Express      IDS Stock Fund
  Trust Co.                                       53                   -    $1,033,025      $828,112     $1,033,025      $204,913

WHX Corporation      WPC Common
                       Stock Fund                 39             $971,964           -             -        $971,964            -

WHX Corporation      WPC Common
                       Stock Fund                 58                   -       $79,634      $100,436        $79,634      $(20,802)

                                   SIGNATURES


THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


      WHEELING-PITTSBURGH STEEL CORPORATION 401(K) RETIREMENT SAVINGS PLAN
                                 (Name of Plan)


Date: June 11, 1997          By:/s/
                                John W. Testa
                                Vice President - Secretary & Treasurer
                                Chairman-Wheeling-Pittsburgh Steel Corporation
                                Retirement Committee